SWANK

ANNUAL REPORT

2007

To Our Stockholders and Friends

Chairman's Letter

We are pleased to report that fiscal 2007 was another very successful year for your Company. Despite a weakening economy, especially during the latter half of the year, and a lackluster holiday season, net sales increased 8% over last year to $128,615,000. The increase, which came on top of a 22% rise in 2006, was led primarily by the launch of our new Tumi collection of accessories as well as the continued expansion of our market share in several other areas. Income before taxes in 2007 was $8,529,000 compared to $9,786,000 in 2006 while net income for the year was $4,947,000 compared to $13,989,000 last year. Net income in 2006 was favorably affected by a non-recurring income tax adjustment associated with the release of a valuation allowance that resulted in the Company recording an income tax benefit of $4,203,000 during that year compared to an income provision of $3,582,000 in 2007. The difference between the income tax provision charged during 2007 and the income tax benefit recorded in 2006 accounted for $7,785,000 of the overall decrease in net income for 2007.

The increase in net sales during 2007 is particularly gratifying coming on the heels of 2006's impressive results which followed the launch of a number of new merchandise programs that year, including our Nautica jewelry and leather accessories collections. Those opportunities led to a 22% increase in net sales as compared to 2005. While we had fewer new product introductions in 2007, we continued to expand market share and increased our penetration in several licensed and private brand programs in a variety of key retail accounts. Our export business also increased, benefiting from both the growth in certain of our licensors' retail operations as well as from a falling dollar. We were particularly pleased with the launch of our new Tumi merchandise collection during the third quarter of 2007. Tumi is the leading international luxury brand of travel and lifestyle accessories and we are very happy to have them as a licensing partner along with some of the strongest names in the industry including, among others, Kenneth Cole, Nautica, Tommy Hilfiger, Geoffrey Beene, Claiborne, and Guess.

Net sales increased during 2007 despite an increasingly difficult economy that resulted in a very challenging holiday season for many retailers. The tough retail environment took a toll on margin, however, as we aggressively sought to maintain market share especially during the second half of 2007. We anticipate that 2008 will be bring a new set of challenges but recognize that the current economic downturn makes adhering to demanding service and performance standards more important than ever before. To that end, we recently upgraded our sourcing and production organization to forge closer ties with our excellent network of global sourcing partners in an effort to improve margins, shorten lead times, and become more responsive to the rapid changes in the retail landscape. Enhancing the efficiency of our supply chain will be a major initiative in 2008 as the requirements of our various businesses grow more diverse, complex, and rapidly changing. Our goal is to ensure that we are well positioned to make the most of attractive business opportunities as they arise.

As always but especially during these uncertain times, we must thank our dedicated employees who represent our company so proudly in all that they do. None of this would be possible without their efforts. We also thank our loyal customers, licensors, vendors and stockholders. Together with their help, we look forward to another successful year in 2008.

Sincerely yours,
John Tulin

Chairman of the Board –
Chief Executive Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

We are currently engaged in the importation, sale and distribution of men's belts, leather accessories, suspenders, and men's jewelry. Our products are sold both domestically and internationally under a broad assortment of brands including both licensed tradenames and private labels. We distribute our merchandise principally through department stores and through a wide variety of specialty stores and mass merchandisers. We also operate four factory outlet stores primarily to distribute excess and out of line merchandise.

Our net sales increased 8.0% in 2007 to $128,615,000 compared to $119,059,000 in 2006. The increase was due mainly to higher shipments of our personal leather goods and belt merchandise offset in part by an increase in certain dilutive allowances. Gross profit in 2007 increased 3.4% to $42,816,000 from $41,390,000 in 2006 but, as a percentage of net sales, decreased to 33.3% from 34.8% last year. The increase in gross profit dollars during 2007 primarily reflects higher net sales. The decrease in gross profit as a percentage of net sales was primarily due to an increase in net product costs, including certain expenses associated with packaging and shipping, as well as a less favorable sales mix resulting from a decrease in net sales of our relatively high-margin jewelry merchandise. Selling and administrative expenses increased 9.0% during 2007 or $2,688,000 over 2006 due to increases in certain variable costs, including sales, merchandising, product development and distribution expenses, all associated with the increase in net sales, as well as increases in accruals associated with environmental remediation matters and certain fringe benefit and professional fee expenses. Selling and administrative expenses expressed as a percentage of net sales were 25.4% in 2007 compared to 25.2% last year.

Net income during 2006 included a non-recurring income tax benefit of approximately $5,000,000 which resulted from the reversal of a valuation allowance that had been recorded in a previous year against our net deferred income tax asset. In addition, the Company recorded no income tax provision during most of 2006 due to net operating loss carryforwards that were not fully utilized until late in that year. We recorded an income tax provision throughout 2007 at approximately statutory rates in the amount of $3,582,000. The difference between the income tax provision recorded during 2007 and the income tax benefit recorded during 2006 accounted for $7,785,000 of the overall difference in net income during 2007. See Footnote E to the financial statements below.

During the quarter ended June 30, 2006, we completed the sale of our Attleboro facility to the Attleboro Redevelopment Authority (the "ARA"), which purchased the property for nominal consideration. (see "Restructuring Charges" below).

Critical Accounting Policies and Estimates

We believe that the accounting policies discussed below are important to an understanding of our financial statements because they require management to exercise judgment and estimate the effects of uncertain matters in the preparation and reporting of financial results. Accordingly, management cautions that these policies and the judgments and estimates they involve are subject to revision and adjustment in the future. While they involve judgment, management believes the other accounting policies discussed in Note B to the financial statements are also important in understanding the statements.

Revenue Recognition

Net sales are generally recorded upon shipment, provided there exists persuasive evidence of an arrangement, the fee is fixed or determinable and collectability of the related receivable is reasonably assured. The Company records revenues net of sales allowances, including cash discounts, in-store customer allowances, cooperative advertising, and customer returns, which are all accounted for in accordance with Statement of Financial Accounting Standards No. 48, "Revenue Recognition When Right of Return Exists," and Emerging Issues Task Force Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products". Sales allowances are estimated using a number of factors including historical experience, current trends in the retail industry and individual customer and product experience. The Company reduces net sales and cost of sales by the estimated effect of future returns of current period shipments. Each spring upon the completion of processing returns from the preceding fall season, the Company records adjustments to net sales in the second quarter to reflect the difference between customer returns of prior year shipments actually received in the current year and the estimate used to establish the allowance for customer returns at the end of the preceding fiscal year.

Allowance for Doubtful Accounts

The Company determines allowances for doubtful accounts using a number of factors including historical collection experience, general economic conditions and the amount of time an account receivable is past its payment due date. In certain circumstances where it is believed a customer is unable to meet its financial obligations, a specific allowance for doubtful accounts is recorded to reduce the account receivable to the amount believed to be collectable.

Environmental Costs

In accordance with AICPA Statement of Position 96-1, "Environmental Remediation Liabilities", environmental expenditures that relate to current operations are expensed or capitalized, as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Generally, adjustments to these accruals coincide with the completion of a feasibility study or a commitment made by us to a formal plan of action or other appropriate benchmark (see Note I to the financial statements for additional discussion).

Inventory and Reserves

Inventories are stated at the lower of cost (principally average cost which approximates FIFO) or market. Our inventory is somewhat fashion oriented and, as a result, is subject to risk of rapid obsolescence. We believe that our inventory has been adequately adjusted, where appropriate, and that we have adequate channels to dispose of excess and obsolete inventory.

Income Taxes

We utilize the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Net deferred tax assets are recorded when it is more likely than not that such tax benefits will be realized. When necessary, a valuation allowance is recorded to reflect the estimated realization of the deferred tax asset. The Company determines if a valuation allowance for deferred tax assets is required based upon projections of taxable income or loss for future tax years in which the temporary differences that created the deferred tax asset are anticipated to reverse and the likelihood that the deferred tax assets will be recovered.

2007 vs. 2006

Net sales

Net sales for the year ended December 31, 2007 increased by $9,556,000, or 8.0%, compared to 2006. The increase was due mainly to higher shipments of our personal leather goods and belt merchandise offset in part by an increase in certain dilutive allowances, including provisions for customer returns and markdown and promotional expenditures. The increase in small leather goods and belts was driven mainly by the introduction of our new Tumi merchandise collections, which were launched during the third quarter of 2007, as well as increases in certain other branded merchandise programs which were first shipped to customers during our fall

2006 selling season. The increase in belts also reflected the launch of certain new branded collections during the first quarter and increases in a number of private label programs associated with expansions of our share of those businesses during fall 2006 and spring 2007. Jewelry net sales declined 15.1% during the year, reflecting a change in men's fashion trends that for the past several seasons had emphasized French cuff shirts and a dressier look.

Net sales to international customers increased 50.3% during 2007 due mainly to higher shipments of personal leather goods and belt merchandise to certain of our licensors' international master licensees. Export net sales accounted for approximately 10% of our total net sales during 2007 compared to approximately 7% in 2006.

Net sales in both 2007 and 2006 were favorably affected by the annual returns adjustment made during each year's second quarter. Each month we reduce net sales and cost of sales by the estimated effect of future returns of current period shipments. Each spring upon the completion of processing returns from the preceding fall season, we record adjustments to net sales in the second quarter to reflect the difference between customer returns of prior year shipments actually received in the current year and the estimate used to establish the allowance for customer returns at the end of the preceding fiscal year. These adjustments increased net sales by $637,000 and $1,248,000 for the years ended December 31, 2007 and 2006, respectively. Our actual returns experience during both the spring 2007 and spring 2006 seasons was better than anticipated compared to the reserves established at December 31, 2006 and December 31, 2005, respectively, principally due to lower than expected customer returns for men's belts and personal leather goods. The reserves for returns at December 31, 2006 and December 31, 2005 were established in consideration of shipments made during the fall 2006 and fall 2005 selling seasons, respectively, associated with a number of new merchandise collections. Actual returns during both 2007 and 2006 were less than anticipated for certain of those programs as retailers increasingly have been turning to point-of-sale markdowns and other promotional activities in lieu of returns to clear slow-moving merchandise.

Gross profit

Gross profit for the year ended December 31, 2007 increased by $1,426,000, or 3.4%, to $42,816,000 compared to the prior year's gross profit of $41,390,000. Gross profit expressed as a percentage of net sales in 2007 was 33.3% compared to 34.8% in 2006.

The increase in gross profit dollars during 2007 was principally due to the increase in net sales offset in part by higher in-store markdowns and other dilutive promotional allowances. The decrease in gross profit as a percentage of net sales was mainly due to an increase in net product costs, including certain expenses associated with packaging and shipping, as well as a less favorable sales mix resulting from a reduction in net sales of our relatively high-margin men's jewelry merchandise. The increases in product cost during 2007 were in part due to our increased use of air freight as opposed to less expensive ocean transportation as well as other merchandise-related expenses, including packaging, boxing, price ticketing and handling. Inventory control costs were lower in 2007 reflecting a decrease in merchandise markdowns. Display costs increased during the year mainly due to fixturing programs associated with the expansion of a certain private label belt program.

Royalty expenses associated with our various license agreements increased 4.9% in 2007, but expressed as a percentage of nets sales, declined to 5.3% from 5.5% last year. The increase in dollars was principally due to a change in sales mix and higher contractual minimum royalty obligations, while the decrease in expense as a percentage of net sales was due to a reduction in net sales subject to royalty in 2007 relative to 2006.

Included in gross profit are annual second quarter adjustments to record the variance between customer returns of prior year shipments actually received in the current year and the allowance for customer returns which was established at the end of the preceding fiscal year. The adjustment to net sales recorded in the second quarter described above resulted in a favorable adjustment to gross profit of $783,000 and $943,000 for the years ended December 31, 2007 and 2006, respectively.

Selling and Administrative Expense

Selling and administrative expenses for the year ended December 31, 2007 increased $2,688,000, or 9.0%, compared to the prior year. Selling and administrative expense expressed as a percentage of net sales increased slightly to 25.4% from 25.2% in 2006. The increase in our selling and administrative expenses was due to increases in certain variable costs, including sales, merchandising, product development and distribution expenses, all associated with the increase in net sales, as well as increases in accruals associated with environmental remediation matters and certain fringe benefit and professional fee expenses.

Selling expenses increased by $1,619,000, or 6.8%, and administrative expenses increased by $1,069,000, or 16.9%, both as compared to the prior year. Expressed as a percentage of net sales, selling expenses totaled 19.6% and 19.9% for fiscal 2007 and 2006, respectively, and administrative expenses totaled 5.7% and 5.3% for fiscal 2007 and 2006, respectively. The increase in selling expenses was principally due to an increase in certain sales and product development expenses largely associated with the launch of our new Tumi merchandise collections as well as other variable cost increases associated with the increase in net sales including sales, distribution and advertising expenses associated with certain of our license agreements (see below). We include shipping and handling costs as part of selling expenses in our statement of income. Total shipping and handling costs in fiscal 2007 and 2006 were $5,856,000 and $5,314,000, respectively. The increase during 2007 was mainly due to variable shipping costs, including compensation, outside labor charges, and packaging supplies, all generally associated with higher net sales. The increase in administrative expense was due mainly to an accrual recorded during the fourth quarter associated with certain environmental remediation matters, and increases in certain fringe benefit and professional fee expenses. The overall increase in selling and administrative expenses expressed as a percentage of net sales was due principally to increases in selling expenses associated with the launch of our Tumi merchandise and the environmental accrual recorded during our fourth quarter.

Our license agreements also generally include minimum advertising and promotional spending requirements. Advertising and promotional costs charged to selling expense in support of our men's accessories business, exclusive of cooperative advertising and display expenditures (which are included in net sales and cost of sales, respectively), totaled 2.2% of net sales for the year ended December 31, 2007 compared to 2.4% in 2006.

Promotional Expenditures

We routinely make advertising and promotional expenditures to enhance our business and support the advertising and promotion activity of our licensors. Promotional expenditures included in selling and administrative expenses increased by $38,000 in 2007 compared to 2006 and increased $739,000 in 2006 compared to 2005. Promotional expenditures as a percentage of net sales were 2.2% and 2.4% in 2007 and 2006, respectively. We also make expenditures in support of cooperative advertising arrangements with certain of our retail customers. These expenses, which are included in net sales, increased $22,000 and $274,000 in 2007 and 2006, respectively, both as compared to the corresponding prior year amounts. Expenditures for merchandise displays and fixturing, which we include in cost of sales, increased $404,000 in 2007 compared to 2006 but decreased $181,000 in 2006 compared to 2005. The increase during 2007 was due principally to a fixturing program in connection with the expansion of a certain private-label belt merchandise program.

Interest Expense

Net interest expense for the year ended December 31, 2007 decreased $5,000 or less than 1% compared to 2006. The decrease was due to lower average borrowing rates particularly during the second half of 2007, offset in part by an increase in average outstanding revolving credit balances compared to last year (see "Liquidity and Capital Resources"). The increase in average borrowings during 2007 was due to higher inventories associated with the increase in net sales and the launch of our Tumi belt and personal leather goods collections mainly during the third quarter.

Provision for Income Taxes

We recorded an income tax provision of $3,582,000 during 2007 compared to an income tax benefit of $4,203,000 during 2006. The income tax benefit recorded last year resulted from the reversal of a valuation allowance against our net deferred tax asset that had been established during previous fiscal years. In accordance with the criteria established in Statement of Financial Accounting Standards No. 109, "*Accounting for Income Taxes*" ("SFAS 109"), we regularly assess the status of our valuation allowance, if any, based upon a number of factors including future reversals of existing taxable temporary differences which would enable us to offset gross deferred tax assets against gross deferred tax liabilities; the availability of taxable income in carry-back prior years (if carry-back is permitted under the tax law); tax planning strategies; and projections of future taxable income exclusive of reversing temporary differences and carry-forwards. Based upon the results of that evaluation, we determined at December 31, 2006 that it was more likely than not that our existing deferred tax assets will be fully utilized and accordingly, reversed the remaining valuation allowance. The release of the valuation allowance resulted in a net income tax benefit in 2006. As a result of our evaluation at December 31, 2007, we recorded a valuation allowance of $157,000 against our deferred tax assets in connection with certain state net operating loss carryforwards.

We adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" ("FIN 48"), on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement 109, "Accounting for Income Taxes", and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 had no effect on our financial condition, results of operations, and cash flows during 2007.

Liquidity and Capital Resources

Cash used in operations during 2007 was $2,756,000 compared to cash generated of $1,726,000 in 2006. In 2007, cash was used mainly to fund increases in accounts receivable and inventory investment as well as decreases in accounts payable, and income taxes payable. Cash used during the year was partially offset by cash provided from net income and depreciation and amortization. The increase in inventory in 2007 was primarily associated with the launch of our new Tumi collections and the expansion of certain belt merchandise programs during the first half of 2007. Inventory levels increased at a somewhat greater rate than net sales in response to our continuing commitment to provide outstanding service to our retail customers while retail sales trends moderated during the latter half of the year. The increase in accounts receivable was primarily due to higher net sales during our fourth quarter compared to the corresponding prior year period. Net sales increased 15.6% and 8.0% for the quarter and year ending December 31, 2007, respectively compared to the corresponding periods in 2006. The decrease in accounts payable reflects reduced inventory purchases during the fourth quarter relative to the prior year. During 2007, we determined that certain merchandise shipments in-transit to us from our suppliers would be more appropriately presented as an inclusion to gross inventory on our balance sheet. Accordingly, at December 31, 2007 and 2006, we included $5,141,000 and $4,286,000, respectively, in both gross inventory and accounts payable to reflect the gross impact of in-transit merchandise.

Cash was provided in 2006 principally by net income, depreciation and amortization, decreases in deferred taxes, and increases in accounts and income taxes payable. Cash provided during 2006 was offset partially by the decrease in the deferred tax asset valuation allowance, increases in accounts receivable and inventories and decreases in other long-term obligations and deferred credits. The increase in inventory during 2006 was due to additional purchases we made during the year to support anticipated increases in sales. The increase in accounts receivable was due to higher net sales, principally during our fall selling season while the increase in accounts payable was mainly due to increased inventory purchases, particularly during the fall season, in response to higher sales.

Cash used in investing activities was $1,105,000 in 2007 compared to cash used of $270,000 during 2006. The increase in cash used in 2007 was due to higher capital expenditures. Cash was also used in both years to fund premiums on certain life insurance policies owned by the Company.

Cash provided by financing activities in 2007 was $5,301,000 compared to cash used of $1,062,000 in 2006. During 2007, cash was provided through an increase in borrowings under our revolving credit agreement, offset in part by cash used for the purchase of treasury stock. In 2006, cash was used primarily for net repayments of borrowings under our revolving credit agreement and for the purchase of treasury stock.

Working capital financing is provided primarily by cash flows from operating activities and a $32,000,000 Loan and Security Agreement signed on June 30, 2004, as amended (the "2004 Loan Agreement") with Wells Fargo Foothill, Inc ("WFF"), which has a maturity date of June 29, 2012. The 2004 Loan Agreement is collateralized by substantially all of our assets, including accounts receivable, inventory, and machinery and equipment. The 2004 Loan Agreement contains a $5,000,000 sublimit for the issuance of letters of credit and also prohibits us from paying dividends, imposes limits on additional indebtedness for borrowed money, and contains minimum monthly earnings before interest, taxes, depreciation, and amortization requirements. The terms of the 2004 Loan Agreement permit us to borrow against a percentage of eligible accounts receivable and eligible inventory at an interest rate based on Wells Fargo Bank, N.A.'s prime lending rate plus .50% or at WFF's LIBOR rate plus 2.25%. We also are required to pay a monthly unused line fee of .375% of the maximum revolving credit amount (for the period January 1 through June 30 of each year, however, only to the extent the maximum revolving credit amount exceeds $25,000,000) less the average daily balance of loans and letters of credit outstanding during the immediately preceding month. At December 31, 2007 and 2006, we had unused lines of $18,711,000 and $20,449,000, respectively. During 2006, the 2004 Loan Agreement was amended to temporarily increase the maximum amount of borrowings to $28,000,000 during the period from September 1, 2006 through December 31, 2006. As of December 31, 2007, we were in compliance with all covenants contained within the 2004 Loan Agreement.

On April 1, 2004, Marshall Tulin, our former Chairman and a director of the Company, loaned $350,000 to the Company pursuant to the terms of a subordinated promissory note, as amended and restated as of June 30, 2004 (the "Note") issued by the Company to Mr. Tulin. On November 12, 2005, Mr. Tulin died. John Tulin, Chief Executive Officer and a director of the Company, and James Tulin, Senior Vice President and a director of the Company, both sons of Marshall Tulin, are co-executors of Mr. Tulin's estate (the "Estate"). On June 30, 2006, the Estate exercised its option to convert the Note into 116,666 shares of our Common Stock pursuant to a formula set forth in the Note.

During the normal course of business, we are exposed to interest rate change market risk with respect to borrowings under our 2004 Loan Agreement. The seasonal nature of our business typically requires that we build inventories during the course of the year in anticipation of heavy shipments to retailers during the upcoming holiday season. Accordingly, our revolving credit borrowings generally peak during the third and fourth quarters. Therefore, a sudden increase in interest rates (which under our 2004 Loan Agreement is presently the prime rate plus a margin of .50% or LIBOR plus a margin of 2.25%) may, especially during peak borrowing periods, have a negative impact on short-term results. We are also theoretically exposed to market risk with respect to changes in the global price level of certain commodities used in the production of our products.

In the ordinary course of business, we are contingently liable for performance under letters of credit which aggregated approximately $90,000 at December 31, 2007. We are required to pay a fee quarterly equal to 2.0% per annum on outstanding letters of credit.

We are also a party to employment agreements with certain of our executive officers that provide for the payment of compensation and other benefits during the term of each executive's employment and, under certain circumstances, for a period of time following their termination.

2006 vs. 2005

Net sales

Net sales for the year ended December 31, 2006 increased by $21,145,000, or 21.6%, compared to 2005. The increase was due mainly to higher shipments of our jewelry, personal leather goods and belt merchandise as well as an overall decrease in certain dilutive allowances. Our men's jewelry net sales increased 27.5% during 2006 compared to 2005, as menswear fashion trends continued to emphasize a dressier look that featured French cuff shirts and related accessories. Net sales of our belt merchandise rose 21.2% in 2006, while personal leather goods net sales increased 26.2% in 2006, both as compared to 2005. Several of our businesses benefited in 2006 from the introduction or expansion of certain private label programs as well as from net sales of branded merchandise generated by licenses signed during 2006. Net sales of our Nautica, Chaps, and Trump merchandise collections, which were all launched in 2006, accounted for approximately half of the total increase in net sales during the year.

Net sales to international customers increased 12.9% during 2006 due mainly to higher shipments of jewelry and belt merchandise. Export net sales accounted for approximately 7% of our total net sales during 2006 compared to approximately 8% in 2005.

Net sales in both 2006 and 2005 were favorably affected by the annual returns adjustment made during each year's second quarter. Each month we reduce net sales and cost of sales by the estimated effect of future returns of current period shipments. Each spring upon the completion of processing returns from the preceding fall season, we record adjustments to net sales in the second quarter to reflect the difference between customer returns of prior year shipments actually received in the current year and the estimate used to establish the allowance for customer returns at the end of the preceding fiscal year. These adjustments increased net sales by $1,248,000 and $814,000 for the years ended December 31, 2006 and 2005, respectively. Our actual returns experience during both the spring 2006 and spring 2005 seasons was better than anticipated compared to the reserves established at December 31, 2005 and December 31, 2004, respectively, principally due to lower than expected customer returns for men's belts and personal leather goods. The reserve at December 31, 2005 was established in consideration of shipments made during the fall 2005 season associated with a variety of new merchandise programs. However, during the past few seasons, we have been taking steps to minimize customer returns by assisting retailers in promoting excess and discontinued merchandise following the holiday season to accelerate retail sales of these goods. We established our reserve for returns as of December 31, 2005 based on our estimate of merchandise to be received during the spring 2006 season which was generally shipped to retailers for the 2005 fall and holiday selling seasons.

Gross profit

Gross profit for the year ended December 31, 2006 increased by $8,524,000, or 25.9%, to $41,390,000 compared to the prior year's gross profit of $32,866,000. Gross profit expressed as a percentage of net sales in 2006 was 34.8% compared to 33.6% in 2005.

The increase in gross profit both in dollars and as a percentage of net sales during 2006 was primarily due to an increase in net sales generally and the continued strong performance of our relatively high-margin jewelry merchandise. Margins for our personal leather goods merchandise collections also improved due to reductions in product and packaging costs. We also reduced our inventory control costs during the year and improved our supply chain efficiency primarily for belts which led to increased utilization of lower cost sea freight relative to 2005. Initial markups generally declined during 2006 for jewelry and belts, reflecting a less favorable sales mix, as a portion of the incremental sales generated during 2006 was at a somewhat lower margin.

Royalty charges associated with our license agreements increased 14.1% in 2006, but declined as a percentage of net sales. The increase in dollars was due to higher net sales of merchandise sold under licensed tradenames and in certain circumstances, increases in our contractual minimum royalty obligations.

Included in gross profit are annual second quarter adjustments to record the variance between customer returns of prior year shipments actually received in the current year and the allowance for customer returns which was established at the end of the preceding fiscal year. The adjustment to net sales recorded in the second quarter described above resulted in a favorable adjustment to gross profit of $943,000 and $569,000 for the years ended December 31, 2006 and 2005, respectively.

Selling and Administrative Expense

Selling and administrative expenses for the year ended December 31, 2006 increased $1,914,000, or 6.8%, compared to the prior year. Selling and administrative expense expressed as a percentage of net sales declined to 25.2% from 28.6% in 2005. The increase in our selling and administrative expenses was due to increases in certain variable sales, merchandising and distribution costs associated with higher net sales, including advertising and promotional expenditures, offset in part by reductions in certain fringe-benefit costs and professional fees.

Selling expenses increased by $2,537,000, or 12.0%, while administrative expenses decreased by $623,000, or 9.0%, both as compared to the prior year. Expressed as a percentage of net sales, selling expenses totaled 19.9% and 21.6% for fiscal 2006 and 2005, respectively, and administrative expenses totaled 5.3% and 7.1% for fiscal 2006 and 2005, respectively. The increase in selling expenses was principally due to an increase in product development and variable sales costs, including certain advertising expenses associated with certain of our license agreements (see below). We include shipping and handling costs as part of selling expenses in our statement of income. Total shipping and handing costs were $5,314,000 and $4,741,000 for 2006 and 2005, respectively. The increase in 2006 was mainly due to variable shipping costs, including compensation and packaging supplies, associated with higher net sales. The decrease in administrative expense was due mainly to reductions in professional fees, certain fringe-benefit expenses, insurance, and travel costs. The decrease in both selling and administrative expenses expressed as a percentage of net sales was due mainly to certain fixed costs that do not vary directly with net sales.

Our license agreements also generally include minimum advertising and promotional spending requirements. Advertising and promotional costs charged to selling expense in support of our men's accessories business, exclusive of cooperative advertising and display expenditures (which are included in net sales and cost of sales, respectively), totaled 2.4% of net sales for the year ended December 31, 2006 compared to 2.1% in 2005.

Promotional Expenditures

We routinely make advertising and promotional expenditures to enhance our business and support the advertising and promotion activity of our licensors. Promotional expenditures included in selling and administrative expenses increased by $739,000 in 2006 compared to 2005 and decreased by $348,000 in 2005 compared to 2004. Promotional expenditures as a percentage of net sales were 2.4% and 2.1% in 2006 and 2005, respectively. We also make expenditures in support of cooperative advertising arrangements with certain of our retail customers. These expenses, which are included in net sales, increased $274,000 and $512,000 in 2006 and 2005, respectively, both as compared to the corresponding prior year amounts. Expenditures for merchandise displays and fixturing, which we include in cost of sales, decreased $181,000 in 2006 and increased $473,000 in 2005 compared to the prior year amounts.

Gain/Loss on Lease Termination, Restructuring Expenses and Other

During the first quarter of 2005, we paid the landlord of our former Norwalk, Connecticut belt manufacturing facility $925,000 to settle all of our remaining obligations under the lease termination agreement signed in 2004 (see below). As a result of this prepayment, we recorded a gain of $75,000 during fiscal 2005's first quarter to recognize the difference between the amount of the liability outstanding at December 31, 2004 under the termination agreement and the final amount paid. The gain is stated separately in our statement of income.

Interest Expense

Net interest expense for the year ended December 31, 2006 increased $393,000 or 31.2% compared to 2005. The increase was due to higher average outstanding revolving credit balances during 2006 compared to 2005, as well as an increase of approximately 175 basis points in our average borrowing rate (see "Liquidity and Capital Resources"). The increase in average borrowings during 2006 was due to a planned increase in inventories in anticipation of increased sales, particularly during the fall selling season.

Provision for Income Taxes

We recorded an income tax benefit of $4,203,000 for the year ended December 31, 2006 compared to an income tax provision of $30,000 in the prior year. During fiscal 2001, we began recording a valuation reserve against all of our deferred tax assets. In accordance with the criteria established in Statement of Financial Accounting Standards No. 109, "*Accounting for Income Taxes*" ("SFAS 109"), we regularly assess the status of the valuation allowance based upon a number of factors including future reversals of existing taxable temporary differences which would enable us to offset gross deferred tax assets against gross deferred tax liabilities; the availability of taxable income in carry-back prior years (if carry-back is permitted under the tax law); tax planning strategies; and projections of future taxable income exclusive of reversing temporary differences and carry-forwards. Based upon the results of that evaluation, we determined at December 31, 2006 that it was more likely than not that our existing deferred tax assets will be fully utilized and accordingly, reversed the remaining valuation allowance. The release of the valuation allowance resulted in a net income tax benefit in 2006. In fiscal 2005, we recorded a current income tax provision of $30,000 and recorded no income tax provision or benefit during 2004. During both 2005 and 2004, we utilized certain of our deferred tax assets (which had been fully reserved) to offset the majority of our income tax liability for those years.

Liquidity and Capital Resources

Cash provided by operations in 2006 was $1,726,000 compared to $2,805,000 in 2005. Cash was provided in 2006 principally by net income, depreciation and amortization, decreases in deferred taxes, and increases in accounts and income taxes payable. Cash provided during 2006 was offset partially by the decrease in the deferred tax asset valuation allowance, increases in accounts receivable and inventories and decreases in other long-term obligations and deferred credits. The increases in inventory during both 2006 and 2005 were due to additional purchases we made during the year to support anticipated increases in sales. The increase in accounts receivable was also due to higher net sales, principally during our fall selling season. Net sales increased 21.6% in 2006 and 5.0% in 2005, both as compared to the prior years. The increases in accounts payable during 2006 and 2005 were mainly due to increased inventory purchases, particularly during the fall season, in response to higher sales.

Cash used in investing activities was $270,000 in 2006 compared to cash provided of $61,000 during 2005. Cash was used in 2006 for capital expenditures and premiums on life insurance policies. Cash was provided in 2005 by the proceeds of life insurance policies used to fund certain employee benefits for retired executives, offset in part by cash used for capital expenditures and premiums on life insurance policies.

Cash used in financing activities was $1,062,000 in 2006 compared to $3,094,000 in 2005. In both years, cash was used primarily for net repayments of borrowings under our revolving credit agreement and for the purchase of Treasury stock.

Working capital financing is provided primarily by cash flows from operating activities and a $25,000,000 Loan and Security Agreement signed on June 30, 2004 (the "2004 Loan Agreement") with Wells Fargo Foothill, Inc ("WFF"), which has a maturity date of June 30, 2009. The 2004 Loan Agreement is collateralized by substantially all of our assets, including accounts receivable, inventory, and machinery and equipment. The 2004 Loan Agreement contains a $5,000,000 sublimit for the issuance of letters of credit and also prohibits us from paying dividends, imposes limits on additional indebtedness for borrowed money, and contains minimum monthly earnings before interest, taxes, depreciation, and amortization requirements. The terms of the 2004 Loan Agreement permit us to borrow against a percentage of eligible accounts receivable and eligible inventory at an interest rate based on Wells Fargo Bank, N.A.'s prime lending rate plus 1.25% or at WFF's LIBOR rate plus 3.75%. We also are required to pay a monthly unused line fee of .5% of the maximum revolving credit amount less the average daily balance of loans and letters of credit outstanding during the immediately preceding month. At December 31, 2006 and 2005, we had unused lines of $20,449,000 and $16,513,000, respectively. During 2006, the 2004 Loan Agreement was amended to temporarily increase the maximum amount of borrowings to $28,000,000 during the period from September 1, 2006 through December 31, 2006. The maximum amount of borrowings reverts to $25,000,000 on January 1, 2007. As of December 31, 2006, we were in compliance with all covenants contained within the 2004 Loan Agreement.

On April 1, 2004, Marshall Tulin, our former Chairman and a director of the Company, loaned $350,000 to the Company pursuant to the terms of a subordinated promissory note, as amended and restated as of June 30, 2004 (the "Note") issued by the Company to Mr. Tulin. On November 12, 2005, Mr. Tulin died. John Tulin, Chief Executive Officer and a director of the Company, and James Tulin, Senior Vice President and a director of the Company, both sons of Marshall Tulin, are co-executors of Mr. Tulin's estate (the "Estate"). On June 30, 2006, the Estate exercised its option to convert the Note into 116,666 shares of our Common Stock pursuant to a formula set forth in the Note.

During the normal course of business, we are theoretically exposed to interest rate change market risk with respect to borrowings under our 2004 Loan Agreement. The seasonal nature of our business typically requires that we build inventories during the course of the year in anticipation of heavy shipments to retailers during the upcoming holiday season. Accordingly, our revolving credit borrowings generally peak during the third and fourth quarters. Therefore, a sudden increase in interest rates (which under our 2004 Loan Agreement is presently the prime rate plus a margin of 1.25% or LIBOR plus a margin of 3.75%) may, especially during peak borrowing periods, have a negative impact on short-term results. We are also theoretically exposed to market risk with respect to changes in the global price level of certain commodities used in the production of our products.

In the ordinary course of business, we are contingently liable for performance under letters of credit of approximately $146,000 at December 31, 2006. We are required to pay a fee quarterly equal to 2.0% per annum on outstanding letters of credit.

We are also a party to employment agreements with certain of our executive officers that provide for the payment of compensation and other benefits during the term of each executive's employment and, under certain circumstances, for a period of time following their termination.

Capital Expenditures

We expect that cash from operations and availability under our 2004 Loan Agreement will be sufficient to fund our ongoing program of replacing aging machinery and equipment to maintain or enhance operating efficiencies.

Forward-Looking Statements.

In order to keep stockholders and investors informed of the future plans of Swank, Inc. (which is referred to alternatively in this Annual Report as the "Company," "we," "us," and/or "our"), this Annual Report contains and, from time to time, other reports and oral or written statements issued by us may contain, forward-looking statements concerning, among other things, our future plans and objectives that are or may be deemed to be "forward-looking statements." Our ability to do this has been fostered by the Private Securities Litigation Reform Act of 1995 which provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information so long as those statements are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statement. Our forward-looking statements are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements to differ materially from those described or implied in the forward-looking statements, including, but not limited to, general economic and business conditions, competition in the accessories markets; potential changes in customer spending; acceptance of our product offerings and designs; the level of inventories maintained by our customers; the variability of consumer spending resulting from changes in domestic economic activity; a highly promotional retail environment; any significant variations between actual amounts and the amounts estimated for those matters identified as our critical accounting estimates as well as other significant accounting estimates made in the preparation of our financial statements; and the impact of the hostilities in the Middle East and the possibility of hostilities in other geographic areas as well as other geopolitical concerns. Accordingly, actual results may differ materially from such forward-looking statements. You are urged to consider all such factors. In light of the uncertainty inherent in such forward-looking statements, you should not consider their inclusion to be a representation that such forward-looking matters will be achieved. We assume no obligation for updating any such forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements.

Recent Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109*" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB Statement No. 109, "*Accounting for Income Taxes*". FIN 48 prescribes the recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We adopted FIN 48 as of January 1, 2007. The adoption of FIN 48 did not have an impact on our financial condition, results of operations, or cash flows during 2007.

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements*" ("SFAS No. 157"). SFAS No. 157 establishes a common definition for fair value to be applied to US GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact of the adoption of SFAS No. 157 but do not presently anticipate it will have a material effect on our financial condition, results of operations, or cash flows.

In September 2006, the FASB issued SFAS No. 158, "*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*" an amendment of FASB Statements No. 87, 88, 106, and 132(R) ("SFAS 158"). SFAS No. 158 requires an employer to recognize the over-funded or under-funded status of defined benefit and other postretirement plans (other than a multiemployer plan) as an asset or liability on its balance sheet. Actuarial gains and losses and prior service costs and credits that have not yet been recognized as a component of net periodic benefit cost as of the statement adoption date are recorded as a component of accumulated other comprehensive income. SFAS No. 158 also modifies the required disclosures in the notes to the financial statements. SFAS No. 158 is effective as of the end of fiscal years ending after December 15, 2006.

We adopted SFAS No. 158 and included its impact in our financial condition, results of operations, and cash flows for 2006.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-4, "*Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements*" ("EITF 06-4"). This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants' employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue is effective for fiscal years beginning after December 15, 2007. We currently record a liability during the service period for the benefits earned by participants in certain split-dollar life insurance benefit programs and do not expect the adoption of EITF 06-4 to have a material impact on our financial condition, results of operations, or cash flows.

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities*" ("SFAS No. 159") including an amendment of FASB Statement No. 115. SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for the Company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. We are currently assessing the impact of SFAS No. 159 but do not presently anticipate it will have a material effect on our financial condition, results of operations, or cash flows.

In December 2007, the FASB issued SFAS No. 141(revised 2007), "*Business Combinations*" ("SFAS No. 141R"), which revises current purchase accounting guidance in SFAS No. 141, "*Business Combinations*". SFAS No. 141R requires most assets acquired and liabilities assumed in a business combination to be measured at their fair values as of the date of acquisition. SFAS No. 141R also modifies the initial measurement and subsequent remeasurement of contingent consideration and acquired contingencies, and requires that acquisition related costs be recognized as expense as incurred rather than capitalized as part of the cost of the acquisition. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008 and is to be applied prospectively to business combinations occurring after adoption. Adoption of SFAS No. 141R will not impact our accounting for business combinations closed prior to its adoption, but given the nature of the changes noted above, we expect our accounting for business combinations occurring subsequent to adoption will be significantly different than that applied following the current accounting literature.

In December 2007, the FASB issued SFAS No.160, "*Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51*" ("SFAS No. 160"), to improve the relevance, comparability, and transparency of the financial information a reporting entity provides in its consolidated financial statements. SFAS No. 160 amends ARB 51 to establish accounting and reporting standards for noncontrolling interests in subsidiaries and to make certain consolidation procedures consistent with the requirements of SFAS No. 141R. It defines a noncontrolling interest in a subsidiary as an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 changes the way the consolidated income statement is presented by requiring consolidated net income to include amounts attributable to the parent and the noncontrolling interest. SFAS No. 160 establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary which do not result in deconsolidation. SFAS No. 160 also requires expanded disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners of a subsidiary. SFAS No. 160 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. We do not believe that the adoption of SFAS No. 160 will have a material effect on our financial condition, results of operations and cash flows.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Swank, Inc.
Taunton, Massachusetts

We have audited the accompanying balance sheets of Swank, Inc. (the "Company") as of December 31, 2007 and 2006 and the related statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Swank, Inc. at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note E to the financial statements, Swank, Inc. adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109", on January 1, 2007.

BDO Seidman, LLP

BDO Seidman, LLP

Boston, Massachusetts
March 28, 2008

Swank, Inc.
Balance Sheets as of December 31,
(Dollars in thousands)

Assets	**2007**	**2006**
Current:		
Cash and cash equivalents	**$ 2,339**	$ 899
Accounts receivable, less allowances of $5,052 and $6,196, respectively	**18,327**	14,820
Inventories, net:		
Work in process	**1,054**	1,213
Finished goods	**25,611**	22,203
Total inventories, net	**26,665**	23,416
Deferred taxes, current	**2,929**	2,459
Prepaid and other current assets	**1,075**	761
Total current assets	**51,335**	42,355
Property, plant and equipment, at cost:		
Land and buildings	**29**	29
Machinery, equipment and software	**1,560**	1,032
Leasehold improvements	**771**	424
Total property, plant and equipment at cost	**2,360**	1,485
Less accumulated depreciation	**1,243**	1,088
Total property, plant and equipment, net	**1,117**	397
Deferred taxes, noncurrent	**2,106**	3,006
Other assets	**3,601**	3,502
Total noncurrent assets	**6,824**	6,905
Total Assets	**$ 58,159**	$ 49,260
Liabilities		
Current:		
Note payable to bank	**$ 13,199**	$ 7,405
Current portion of long-term obligations	**632**	665
Accounts payable	**7,057**	8,302
Accrued employee compensation	**1,752**	1,550
Accrued royalties payable	**1,014**	996
Income taxes payable	**471**	1,034
Other current liabilities	**1,432**	1,551
Total current liabilities	**25,557**	21,503
Total long-term obligations, net of current portion	**6,321**	6,191
Total Liabilities	**31,878**	27,694
Commitments and contingencies		
Stockholders' Equity		
Preferred stock, par value $1.00 Authorized - 1,000,000 shares		
Common stock, par value $.10 Authorized -- 43,000,000 shares		
Issued - 6,385,379 and 6,380,379 shares	**639**	638
Capital in excess of par value	**1,826**	1,823
Retained earnings	**25,386**	20,439
Accumulated other comprehensive (loss)	**(469)**	(730)
Treasury stock at cost - 373,574 and 305,680 shares	**(1,101)**	(604)
Total Stockholders' Equity	**26,281**	21,566
Total Liabilities and Stockholders' Equity	**$ 58,159**	$ 49,260

The accompanying notes are an integral part of the financial statements

Swank, Inc.
Statements of Income
For Each of the Three Years Ended December 31,
(Dollars in thousands, except share and per share data)

	2007	2006	2005
Net sales	**$ 128,615**	$ 119,059	$ 97,914
Cost of goods sold	**85,799**	77,669	65,048
Gross profit	**42,816**	41,390	32,866
Selling and administrative expenses	**32,638**	29,950	28,036
(Gain) on lease termination, restructuring expenses, and other	**-**	-	(75)
Income from operations	**10,178**	11,440	4,905
Interest expense, net	**1,649**	1,654	1,261
Income before (benefit) provision for income taxes	**8,529**	9,786	3,644
(Benefit) provision for income taxes	**3,582**	(4,203)	30
Net income	**$ 4,947**	$ 13,989	$ 3,614
Share and per share information:			
Weighted average common shares outstanding -- basic	**6,070,708**	5,883,219	5,620,160
Basic net income per common share	**$ .81**	$ 2.38	$ .64
Weighted average common shares outstanding -- diluted	**6,072,073**	5,938,345	6,160,492
Diluted net income per share	**$ .81**	$ 2.36	$ .59

The accompanying notes are an integral part of the financial statements

Swank, Inc.

Statements of Changes in Stockholders' Equity and Comprehensive Income (Loss)

For Each of the Three Years Ended December 31, 2007, 2006 and 2005 (Dollars in thousands)	Common Stock, Par Value $.10 Shares	Amount	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Shares	Amount	Total Stockholders' Equity	Comprehensive Income (loss)
Balance, December 31, 2004	5,633,712	563	1,440	2,836	(56)	111,222	(236)	4,547	
Net income				3,614				3,614	$ 3,614
Exercise of stock options	275,000	28	20			18,694	(30)	18	
Partial repayment of loan to ESOP						46,875	(75)	(75)	
Other comprehensive (loss):									
Change in minimum pension liability					(44)			(44)	(44)
Unrealized (loss) on securities available for sale					(2)			(2)	(2)
Total comprehensive income									$ 3,568
Balance, December 31, 2005	5,908,712	591	1,460	6,450	(102)	176,791	(341)	8,058	
Net income				13,989				13,989	$ 13,989
Exercise of stock options	355,001	35	25					60	
Common stock repurchased						78,812	(183)	(183)	
Converted debt	116,666	12	338					350	
Partial repayment of loan to ESOP						50,077	(80)	(80)	
Other comprehensive (loss):									
Change in minimum pension liability					(14)			(14)	(14)
Unrealized (loss) on securities available for sale					(19)			(19)	(19)
Total comprehensive income					(33)				$ 13,956
Adjustment to initially apply SFAS No. 158, net of tax of $307					(595)			(595)	
Balance, December 31, 2006	6,380,379	$ 638	$ 1,823	$ 20,439	$ (730)	305,680	$ (604)	$ 21,566	
Net income				4,947				4,947	$ 4,947
Exercise of stock options	5,000	1	3					4	
Common stock repurchased						67,894	(497)	(497)	
Other comprehensive income (loss):									
Change in minimum pension liability					60			60	60
Unrealized (loss) on securities available for sale					(1)			(1)	(1)
Minimum pension liability adjustment, net of tax (benefit) of (135)					202			202	202
Total comprehensive income									$ 5,208
Balance, December 31, 2007	**6,385,379**	**$ 639**	**$ 1,826**	**$ 25,386**	**$ (469)**	**373,574**	**$ (1,101)**	**$ 26,281**	

The accompanying notes are an integral part of the financial statements

Swank, Inc.
Statements of Cash Flows
For Each of the Three Years Ended December 31,
(Dollars in thousands)

	2007	2006	2005
Cash flow from operating activities:			
Net income	**$ 4,947**	$ 13,989	$ 3,614
Adjustments to reconcile net income to net cash provided by (used in) operations:			
(Recoveries) provision for bad debt	**(205)**	127	63
Depreciation and amortization	**252**	207	233
(Gain) on lease termination	-	-	(75)
Loss on disposition/impairment of fixed assets	-	13	-
Decrease in cash surrender value of life insurance	**27**	24	26
Decrease in deferred income tax	**273**	2,346	-
Increase (Decrease) in deferred income tax valuation allowance	**157**	(7,810)	-
Changes in assets and liabilities:			
(Increase) decrease in accounts receivable	**(3,302)**	(3,685)	19
(Increase) in inventories	**(3,249)**	(5,661)	(2,341)
(Increase) decrease in prepaid and other assets	**(307)**	24	(229)
(Decrease) increase in accounts payable, accrued and other liabilities	**(1,177)**	1,657	2,407
Increase (decrease) in income taxes payable	**(563)**	729	(135)
Increase (decrease) in other long-term obligations and deferred credits	**391**	(234)	(777)
Net cash (used in) provided by operations	**(2,756)**	1,726	2,805
Cash flow from investing activities:			
Capital expenditures	**(883)**	(53)	(120)
Proceeds from surrender of life insurance policies	-	-	429
Premiums on life insurance	**(222)**	(217)	(248)
Net cash (used in) provided by investing activities	**(1,105)**	(270)	61
Cash flow from financing activities:			
Borrowings under revolving credit agreements	**69,734**	54,111	49,986
Payments of revolving credit obligations	**(63,940)**	(54,970)	(53,023)
Treasury stock received	**(497)**	(263)	(105)
Proceeds from stock option exercises	**4**	60	48
Net cash provided by (used in) financing activities	**5,301**	(1,062)	(3,094)
Net increase (decrease) in cash and cash equivalents	**1,440**	394	(228)
Cash and cash equivalents at beginning of year	**899**	505	733
Cash and cash equivalents at end of year	**$ 2,339**	$ 899	$ 505
Cash paid during the year for:			
Interest	**$ 1,649**	$ 1,647	$ 1,237
Income taxes	**$ 3,989**	$ 284	$ 102
Supplemental non-cash disclosure:			
Conversion of convertible note to common stock	**$ -**	$ 350	$ -

The accompanying notes are an integral part of the financial statements

Notes to Financial Statements

A. The Company

The Company is currently engaged in the importation, sale and distribution of men's belts, leather accessories, suspenders, and men's jewelry. These products are sold both domestically and internationally, principally through department stores, and also through a wide variety of specialty stores and mass merchandisers. The Company also operates four factory outlet stores primarily to distribute excess and out of line merchandise.

B. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements include the accounts of Swank, Inc. Amounts are in thousands except for share and per share data.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Revenue Recognition

Net sales are generally recorded upon shipment, provided there exists persuasive evidence of an arrangement, the fee is fixed or determinable and collectability of the related receivable is reasonably assured. Allowances, including cash discounts, in-store customer allowances, cooperative advertising allowances and customer returns, which are all accounted for in accordance with Statement of Financial Accounting Standards No. 48, "Revenue Recognition When Right of Return Exists" and Emerging Issues Task Force Issue No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products", are provided for at the time the revenue is recognized based upon historical experience, current trends in the retail industry and individual customer and product experience. Each spring upon the completion of processing returns from the preceding fall season, we record adjustments to net sales in the second quarter to reflect the difference between customer returns of prior year shipments actually received in the current year and the estimate used to establish the allowance for customer returns at the end of the preceding fiscal year.

Cash and Cash Equivalents

We consider all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents.

Allowances for Accounts Receivable

Our allowances for receivables are comprised of cash discounts, doubtful accounts, in-store markdowns, cooperative advertising and customer returns. Provisions for doubtful accounts are reflected in selling and administrative expenses. We perform ongoing credit evaluations of our customers and maintain allowances for potential bad debt losses. We do not typically require collateral from our customers. The allowance for customer returns results from the reversal of sales for estimated returns and associated costs. Allowances for in-store markdowns and cooperative advertising reflect the estimated costs of our share of certain promotions by our retail customers. Allowances for accounts receivable are generally at their seasonal highs on December 31. Reductions of allowances occur principally in the first and second quarters when the balances are adjusted to reflect actual charges as processed. Allowances for accounts receivable are estimates made by management based on historical experience, adjusted for current conditions, and may differ from actual results. The provisions (recoveries) for bad debts in 2007, 2006 and 2005 were $(205,000), $127,000, and $63,000, respectively.

Concentration of Credit Risk

We sell products primarily to major retailers within the United States. Our three largest customers combined accounted for approximately 39%, 48%, and 38%, respectively, of trade receivables (gross of allowances) at December 31, 2007, 2006, and 2005, respectively.

In fiscal 2007, net sales to our three largest customers, Macy's, Inc. ("Macy's"), Kohl's Department Stores ("Kohl's") and TJX Companies, Inc. ("TJX"), accounted for approximately 18%, 13%, and 11%, of our net sales, respectively. In 2006 and 2005, Macy's, Kohl's, and TJX accounted for 24%, 13%, and 10% and 23%, 10% and 10%, respectively, of our net sales. No other customer accounted for more than 10% of net sales during fiscal years 2007, 2006 or 2005. Exports to foreign countries accounted for approximately 10%, 7%, and 8% of net sales in fiscal years 2007, 2006 and 2005, respectively.

In the normal course of our business, we are exposed to interest rate change market risk with respect to borrowings under our revolving credit line. The seasonal nature of our business typically requires us to build inventories during the course of the year in anticipation of heavy shipments to retailers for the upcoming holiday season. Our revolving credit borrowings generally peak during the third and fourth quarters. Therefore, a sudden increase in interest rates (which under our revolving credit facility is presently the prime rate plus .50% or LIBOR plus 2.25%) may, especially during peak borrowing periods, have a negative impact on short-term results. We also are exposed to market risk with respect to changes in the global price level of certain commodities used in the production of our products. We purchase substantially all of our men's personal leather items and belts from third-party suppliers. An unanticipated material increase in the market price of leather could increase the cost of these products to us and therefore have a negative effect on our results.

We purchase substantially all of our small leather goods, principally wallets, from a single supplier in India. Unexpected disruption of this source of supply could have an adverse effect on our small leather goods business in the short-term depending upon our inventory position and on the seasonal shipping requirements at that time. However, we believe that alternative sources for small leather goods are available and could be utilized by us within several months. We also purchase substantially all of our finished belts and other accessories from a number of suppliers in the United States and abroad. We believe that alternative suppliers are readily available for substantially all such purchased items.

Inventories

Inventories are stated at the lower of cost (principally average cost which approximates FIFO) or market. Our inventory is somewhat fashion oriented and, as a result, is subject to risk of rapid obsolescence. Management believes that inventory has been adequately adjusted, where appropriate, and that we have adequate channels to dispose of excess and obsolete inventory.

Property Plant and Equipment

Property, plant and equipment are stated at cost. We provide for depreciation of plant and equipment by charges against income which are sufficient to write off the cost of the assets over estimated useful lives of 10-45 years for buildings and improvements and 3-12 years for machinery, equipment and software. Improvements to leased premises are amortized on a straight-line basis over the shorter of the useful life of the improvement or the term of the lease.

Expenditures for maintenance and repairs and minor renewals are charged to expense; betterments and major renewals are capitalized. Upon disposition, cost and related accumulated depreciation are removed from the accounts with any related gain or loss reflected in results of operations.

We review the carrying value of our long-lived assets in accordance with Statement of Financial Accounting Standards No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*", whenever events and circumstances indicate that the assets might be impaired and the carrying value may not be recoverable. Recoverability of these assets is measured by comparison of the carrying value of the assets to the undiscounted cash flows estimated to be generated by those assets over their remaining economic life. If such assets are considered impaired, the impairment loss is measured by comparing the fair value of the assets to their carrying values. Fair value is determined by either a quoted market price or a value determined by a discounted cash flow technique, whichever is more appropriate under the circumstances involved.

Other Assets

Other Assets includes approximately $88,000 in restricted cash in connection with a security deposit associated with a sublease for certain of our leased property.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and equivalents, accounts receivable, accounts payable, accrued expenses and notes payable approximated fair value as of December 31, 2007 and 2006. Included on the balance sheet in prepaid and other current assets are securities available for sale, stated at fair market value, of approximately $11,000 at December 31, 2007 and $13,000 at December 31, 2006.

Advertising Costs

The Company charges advertising costs to expense as they are incurred. Total expenditures charged to advertising expense during 2007, 2006, and 2005 were $2,790,000, $2,752,000, and $2,019,000, respectively.

Shipping and Handling Costs

We include shipping and handling costs as part of selling expenses in our statement of income. Total shipping and handing costs were $5,856,000, $5,314,000, and $4,741,000 for 2007, 2006 and 2005, respectively.

Environmental Costs

In accordance with AICPA Statement of Position 96-1, "Environmental Remediation Liabilities", environmental expenditures that relate to current operations are expensed or capitalized, as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Generally, adjustments to these accruals coincide with the completion of a feasibility study or a commitment made by us to a formal plan of action or other appropriate benchmark (see Note I to the financial statements for additional discussion).

Income Taxes

We utilize the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Net deferred tax assets are recorded when it is more likely than not that such tax benefits will be realized. When necessary, a valuation allowance is recorded to reflect the estimated realization of the deferred tax asset.

We adopted the provisions of FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109*" ("FIN 48"), on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "*Accounting for Income Taxes*". FIN 48 prescribes a two-step process to determine the amount of tax benefit to recognize. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon examination by a tax authority. If the tax position is deemed "more-likely-than-not" to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50 percent likelihood of being realized upon ultimate settlement. If the tax position does not meet the "more-likely-than-not" threshold then it is not recognized in the financial statements. In accordance with FIN 48, an enterprise accrues interest and penalties, if any, related to unrecognized tax benefits as a component of income tax expense. Our adoption of FIN 48 as of January 1, 2007 did not have an effect on our financial conditions, results of operations, or cash flow.

Share-Based Compensation

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123 (revised 2004, "SFAS 123R"), "*Share-Based Payment.*" SFAS 123R addresses the accounting for share-based payments to employees, including grants of employee stock options. Under the new standard, companies are no longer permitted to account for share-based compensation transactions using the intrinsic value method in accordance with APB Opinion No. 25, "Accounting For Stock Issued To Employees". Instead, companies are now required to account for such transactions using a fair-value method and recognize the expense in the statement of income. We adopted SFAS 123R under the modified prospective method effective January 1, 2006. Under that method, compensation cost is recognized for share-based payments granted prior to January 1, 2006, but not yet vested, based on the grant date fair value estimated in accordance with the provisions of SFAS 123. The results for prior periods are not restated. Stock options issued by us previously to certain executives and non-employee directors under either our 1998 Equity Incentive Compensation Plan or 1994 Non-Employee Director Plan (the "1994 Director Plan") respectively, vested immediately (see Note H). We did not grant any stock options during either of the fiscal years ended December 31, 2007 or December 31, 2006.

Prior to the adoption of SFAS 123R, we accounted for share-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "*Accounting for Stock Issued to Employees*", and related interpretations. Share-based employee compensation cost related to stock options granted during 2005 were not reflected in net income, as all such options granted had an exercise price equal to the market value of the underlying common stock on the date of the grant and vested immediately. The options granted during 2005 were non-qualified option grants issued under the 1994 Director Plan.

The following table illustrates the effect on net income and earnings per share for the fiscal year ended December 31, 2005 as if we had applied the fair value recognition provisions of SFAS 123, "*Accounting for Stock-Based Compensation,*" for the grant of stock options:

For each year ended December 31, (Dollars in thousands except per share amounts)	2005
Net income as reported	$ 3,614
Add: Stock-based employee compensation included in reported net income, net of related tax effects	-
Deduct: Total stock-based employee compensation determined under fair value based method for all awards, net of related tax effects	(4)
Pro forma net income	$ 3,610
Basic net income per common share as reported	$ .64
Basic net income per common share pro forma	$ .64
Diluted net income per common share as reported	$ .59
Diluted net income per common share pro forma	$ .59

The following table provides the significant weighted average assumptions used in determining the estimated fair value at the date of grant under the Black-Scholes option-pricing model of the awards granted during 2005:

	December 31, 2005
Expected volatility	99.0%
Weighted average volatility	99.0%
Risk free rate	6.5%
Expected life (in years)	5.0
Expected dividend yield	-

The expected volatility was based on historical volatility for a period approximating the award's expected life. The risk-free rate was based on the U.S. Treasury Bill rate in effect at the time of grant. The expected life (estimated period of time outstanding) of awards granted was estimated using the historical exercise behavior of employees. Under the terms of our loan agreement with Wells Fargo Foothill, Inc., we are prohibited from paying dividends.

Net Income per Share

Net income per common share or basic earnings per share amounts are adjusted to include, where appropriate, shares held by our employee stock ownership plan and deemed to be allocated to participants. Net income per share assuming full dilution includes the effects of options and convertible securities issued by the Company. Diluted earnings per share is determined by using the weighted average number of common and dilutive common equivalent shares outstanding during the period unless the effect is anti-dilutive. Potentially dilutive common shares consist of the incremental common shares that would be issuable upon the assumed exercise of stock options and the conversion of convertible securities. We had options for 1,667 shares of common stock outstanding at December 31, 2007 at an exercise price of $1.60.

The following table sets forth the computation of net income per share (in thousands, except for share and per share data):

	Year Ended December 31,		
	2007	2006	2005
Numerator:			
Net income as reported	**$ 4,947**	$ 13,989	$ 3,614
Add back interest expense on convertible note, net of income taxes	**-**	12	24
Net income used for diluted earnings per share calculation	**$ 4,947**	$ 14,001	$ 3,638
Denominator:			
Shares used in computing basic net income per weighted average common share outstanding	**6,070,708**	5,883,219	5,620,160
Effect of dilutive securities	**1,365**	55,126	540,332
Shares used in computing net income per weighted average common share outstanding assuming dilution	**6,072,073**	5,938,345	6,160,492
Basic net income per weighted average common share outstanding	**$ .81**	$ 2.38	$ .64
Diluted net income per weighted average common share outstanding	**$ .81**	$ 2.36	$ .59

There were no anti-dilutive securities not included in the computation of diluted earnings per weighted average common share.

Comprehensive Income (Loss)

Reporting comprehensive income (loss) requires that certain items recognized under accounting principles generally accepted in the United States as separate components of stockholders' equity be reported as comprehensive income (loss) in an annual financial statement that is displayed with the same prominence as the other annual financial statements. This statement also requires that an entity classify items of other comprehensive income (loss) by their nature in an annual financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional capital in excess of par value in the equity section of the balance sheet. Reportable other comprehensive income (loss) was $261,000, ($33,000), and ($46,000) in 2007, 2006 and 2005, respectively. Income (loss) in these years resulted primarily from adjustments associated with unrecognized actuarial gains and losses relating to our defined benefit plan and from unrealized gains (losses) on securities available for sale.

The consolidated statements of stockholders' equity and comprehensive income (loss) for the year ended December 31, 2006 set forth in our Annual Report for the year ended December 31, 2006 included an incorrect presentation of the adoption of SFAS 158, "*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB Statements No. 87, 88, 106 and 132(R)*". The presentation included a $595,000 charge for the impact of the adoption as a component of current-period other comprehensive income (loss) rather than displaying the adoption impact as an adjustment to accumulated other comprehensive income (loss).

We have corrected the consolidated statement of stockholders' equity and comprehensive loss for the year ended December 31, 2006 in the Annual Report for the year ending December 31, 2007. The revision has no impact on net income, total accumulated other comprehensive income (loss), or total assets or cash flows for the year ended December 31, 2006.

Reclassifications

Certain prior year amounts have been reclassified to be consistent with the current year's presentation. During 2007, we determined that certain merchandise shipments in-transit to us from our suppliers would be more appropriately presented as an inclusion to gross inventory on our balance sheet. Accordingly, on the December 31, 2006 balance sheet, we reclassified $4,287,000 of inventory in-transit shipments from accounts payable to inventory.

Recent Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109*" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB Statement No. 109, "*Accounting for Income Taxes*". FIN 48 prescribes the recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have an impact on our financial condition, results of operations, or cash flows during 2007.

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements*" ("SFAS No. 157"). SFAS No. 157 establishes a common definition for fair value to be applied to US GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We are currently assessing the impact of the adoption of SFAS No. 157 but do not presently anticipate it will have a material effect on our financial condition, results of operations, or cash flows.

In September 2006, the FASB issued SFAS No. 158, "*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*" an amendment of FASB Statements No. 87, 88, 106, and 132(R) ("SFAS No. 158"). SFAS No. 158 requires an employer to recognize the over-funded or under-funded status of defined benefit and other postretirement plans (other than a multiemployer plan) as an asset or liability on its balance sheet. Actuarial gains and losses and prior service costs and credits that have not yet been recognized as a component of net periodic benefit cost as of the statement adoption date are recorded as a component of accumulated other comprehensive income. SFAS No. 158 also modifies the required disclosures in the notes to the financial statements. SFAS No. 158 is effective as of the end of fiscal years ending after December 15, 2006. We adopted SFAS No. 158 and included its impact in our financial condition, results of operations, and cash flows for 2006.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-4, "*Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements*" ("EITF 06-4"). This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants' employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue is effective for fiscal years beginning after December 15, 2007. We currently record a liability during the service period for the benefits earned by participants in certain split-dollar life insurance benefit programs and do not expect the adoption of EITF 06-4 to have a material impact on our financial condition, results of operations, or cash flows.

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities*" ("SFAS No. 159") including an amendment of FASB Statement No. 115. SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for the Company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. We are currently assessing the impact of SFAS No. 159 but do not presently anticipate it will have a material effect on our financial condition, results of operations, or cash flows.

In December 2007, the FASB issued SFAS No. 141(revised 2007), "*Business Combinations*" ("SFAS No. 141R"), which revises current purchase accounting guidance in SFAS No. 141, "*Business Combinations*". SFAS No. 141R requires most assets acquired and liabilities assumed in a business combination to be measured at their fair values as of the date of acquisition. SFAS No. 141R also modifies the initial measurement and subsequent remeasurement of contingent consideration and acquired contingencies, and requires that acquisition related costs be recognized as expense as incurred rather than capitalized as part of the cost of the acquisition. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008 and is to be applied prospectively to business combinations occurring after adoption. Adoption of SFAS No. 141R will not impact our accounting for business combinations closed prior to its adoption, but given the nature of the changes noted above, we expect our accounting for business combinations occurring subsequent to adoption will be significantly different than that applied following the current accounting literature.

In December 2007, the FASB issued SFAS No.160, "*Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51*" ("SFAS No. 160"), to improve the relevance, comparability, and transparency of the financial information a reporting entity provides in its consolidated financial statements. SFAS No. 160 amends ARB 51 to establish accounting and reporting standards for noncontrolling interests in subsidiaries and to make certain consolidation procedures consistent with the requirements of SFAS No. 141R. It defines a noncontrolling interest in a subsidiary as an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 changes the way the consolidated income statement is presented by requiring consolidated net income to include amounts attributable to the parent and the noncontrolling interest. SFAS No. 160 establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary which do not result in deconsolidation. SFAS No. 160 also requires expanded disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners of a subsidiary. SFAS No. 160 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. We do not believe that the adoption of SFAS No. 160 will have a material effect on our financial condition, results of operations and cash flows.

C. Restructuring Charges

There were no restructuring charges during either 2007 or 2006. During the first quarter of 2005, we paid the landlord of our former Norwalk, Connecticut belt manufacturing facility $925,000 to settle all of our remaining obligations under the lease termination agreement signed in 2004. As a result of this prepayment, we recorded a gain of $75,000 during the first quarter to recognize the difference between the amount of the liability outstanding under the termination agreement and the final amount paid. The gain is stated separately in our statement of income.

D. Short-Term Borrowings

(Dollars in thousands)	**2007**	2006
At December 31:		
Total lines	**$ 32,000**	$ 28,000
Weighted average interest rate	**7.75%**	9.50%
For the year:		
Monthly average borrowing outstanding	**16,619**	15,627
Maximum borrowing outstanding at any month end	**23,410**	20,755
Monthly interest rate (weighted average)	**9.66%**	10.23%
Balance outstanding at December 31	**13,199**	7,405

The average amounts outstanding and weighted average interest rates during each year are based on average monthly balances outstanding under our revolving credit facility for seasonal working capital needs.

The Company's revolving credit line is provided by Wells Fargo Foothill, Inc. ("WFF") under a $32,000,000 Loan and Security Agreement signed on June 30, 2004, as amended (the "2004 Loan Agreement") which has a maturity date of June 29, 2012. The 2004 Loan Agreement is collateralized by substantially all of our assets, including accounts receivable, inventory, and machinery and equipment. The 2004 Loan Agreement contains a $5,000,000 sublimit for the issuance of letters of credit and also prohibits us from paying dividends, imposes limits on additional indebtedness for borrowed money, and contains minimum monthly EBITDA requirements. The terms of the 2004 Loan Agreement permit us to borrow against a percentage of eligible accounts receivable and eligible inventory at an interest rate based on Wells Fargo Bank, N.A.'s prime lending rate plus .50% or at WFF's LIBOR rate plus 2.25% or 7.75% and 7.07%, respectively at December 31, 2007. We also are required to pay a monthly unused line fee of .375% of the maximum revolving credit amount (for the period January 1 through June 30 of each year, however, only to the extent the maximum revolving credit amount exceeds $25,000,000) less the average daily balance of loans and letters of credit outstanding during the immediately preceding month. During 2006, the 2004 Loan Agreement was amended to temporarily increase the maximum amount of borrowings to $28,000,000 during the period from September 1, 2006 through December 31, 2006. As of December 31, 2007, we were in compliance with all financial covenants contained within the 2004 Loan Agreement.

In the ordinary course of business, we are contingently liable for performance under letters of credit which aggregated approximately $90,000 at December 31, 2007. We are required to pay a fee quarterly equal to 2.0% per annum on outstanding letters of credit.

E. Income Taxes

The components of income taxes are as follows:

For each year ended December 31,
(Dollars in thousands)

		2007		2006		2005
Provision (benefit) for income taxes:						
Currently payable:						
Federal	$	**2,606**	$	915	$	30
State		**547**		45		-
Deferred:						
Federal		**292**		(4,696)		-
State		**137**		(467)		-
	$	**3,582**	$	(4,203)	$	30
Deferred tax provision (benefit):						
Deferred compensation	$	**55**	$	92	$	126
Lease termination cost		**-**		-		395
Federal NOL carryforwards		**-**		1,676		486
State NOL carryforwards		**137**		536		79
AMT credit carryforwards		**150**		617		(30)
Other items		**(70)**		(274)		132
Valuation allowance		**157**		(7,810)		(1,188)
	$	**429**	$	(5,163)	$	-
A reconciliation of the Company's effective income tax rate is as follows:						
Statutory federal income tax rate		**34.0%**		34.0%		34.0%
State income taxes, net of federal tax benefit		**5.4**		5.7		-
Valuation allowance		**1.8**		(80.6)		(38.8)
Other items, net		**.8**		(2.6)		5.6
Effective income tax rate		**42.0%**		(43.5)%		.8%
Components of the net deferred tax asset:						
Deferred tax assets:						
Accounts receivable reserves	$	**1,048**	$	1,115	$	1,066
Deferred compensation		**79**		134		226
Inventory capitalization		**620**		418		447
Postretirement benefits		**1,937**		1,982		1,723
Inventory reserves		**290**		253		182
Workman's compensation		**36**		65		58
Federal NOL carryforwards		**-**		-		1,676
State NOL carryforwards		**333**		470		1,006
AMT credit carryforwards		**-**		150		767
Environmental costs		**582**		434		527
SFAS No. 158 adjustment		**185**		307		-
Other		**252**		292		279
Gross deferred asset		**5,362**		5,620		7,957
Deferred tax liabilities:						
Depreciation		**(170)**		(156)		(147)
Valuation allowance		**(157)**		-		(7,810)
Net deferred tax asset	$	**5,035**	$	5,464	$	-

We recorded an income tax provision of $3,582,000 during 2007 compared to an income tax benefit of $4,203,000 during 2006. The income tax benefit recorded in 2006 resulted from the reversal of a valuation allowance against our net deferred tax asset that had been established during previous fiscal years. In accordance with the criteria established in Statement of Financial Accounting Standards No.

109, "*Accounting for Income Taxes*" ("SFAS 109"), we regularly assess the status of our valuation allowance, if any, based upon a number of factors including future reversals of existing taxable temporary differences which would enable us to offset gross deferred tax assets against gross deferred tax liabilities; the availability of taxable income in carry-back prior years (if carry-back is permitted under the tax law); tax planning strategies; and projections of future taxable income exclusive of reversing temporary differences and carry-forwards. Based upon the results of that evaluation, we determined at December 31, 2006 that it was more likely than not that our existing deferred tax assets will be fully utilized and accordingly, reversed the remaining valuation allowance. The release of the valuation allowance resulted in a net income tax benefit in 2006. In fiscal 2005, we recorded a current income tax provision of $30,000 utilizing certain of our deferred tax assets (which had been fully reserved) to offset the majority of our income tax liability during that year. As a result of our evaluation at December 31, 2007, we recorded a valuation allowance of $157,000 against our deferred tax asset in connection with certain state net operating loss carryforwards which are not expected to be realized.

At December 31, 2006, we had utilized all of our remaining federal net operating loss carryforwards which totaled approximately $5,108,000 at December 31, 2005. At December 31, 2007, we have remaining state net operating loss carryforwards of approximately $4,681,000 which expire through 2010. These loss and credit carryforwards are available to reduce respectively, future federal and state taxable income, if any. These loss carryforwards are subject to review and possible adjustment by the appropriate taxing authorities. As described above, at December 31, 2007 we recorded a valuation allowance of $157,000 against our deferred tax asset in connection with certain of these state carryforwards. Our remaining alternative minimum tax credit carryforward, which totaled approximately $150,000 at December 31, 2006, was fully utilized during 2007.

We adopted the provisions of FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109*" ("FIN 48"), on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "*Accounting for Income Taxes*". FIN 48 prescribes a two-step process to determine the amount of tax benefit to recognize. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon examination by a tax authority. If the tax position is deemed "more-likely-than-not" to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50 percent likelihood of being realized upon ultimate settlement. If the tax position does not meet the "more-likely-than-not" threshold then it is not recognized in the financial statements. In accordance with FIN 48, we have elected to accrue interest and penalties, if any, related to unrecognized tax benefits as a component of income tax expense. Upon adoption on January 1, 2007 and as of December 31, 2007, we had no unrecognized tax benefits recorded. We do not anticipate that it is reasonably possible that unrecognized tax benefits as of December 31, 2007 will significantly change within the next 12 months.

F. Long-Term Obligations

Long-term obligations at December 31 are as follows:

(Dollars in thousands)

	2007	2006
Benefits under 1987 Deferred Compensation Plan and Postretirement benefits (See Note G)	**$ 5,106**	$ 5,358
Environmental liabilities (See Note I)	**1,472**	1,098
Supplemental death benefits	**13**	26
Obligation on property sublease	**272**	374
Deposits and other	**90**	-
Total long-term obligations, including current portion	**6,953**	6,856
Less current portion	**(632)**	(665)
Total long-term obligations	**$ 6,321**	$ 6,191

G. Employee Benefits

Effective January 1, 1994, we amended and restated the Swank, Inc. Employees' Stock Ownership Plan in a merger with the Swank, Inc. Employees' Stock Ownership Plan No. 2 and the Swank, Inc. Savings Plan. The combined plans became The New Swank, Inc. Retirement Plan (the "Plan"). The Plan incorporates the characteristics of the three predecessor plans, covers substantially all full time employees and reflects management's continued desire to provide added incentives and to enable employees to acquire shares of our common stock. The cost of the Plan has been borne by the Company.

The savings (401(k)) component of the Plan provides employees an election to reduce taxable compensation through contributions to the Plan. Matching cash contributions from the Company are determined annually at the Board's discretion. Shares of common stock acquired by the stock ownership component of the Plan are allocated to participating employees to the extent of contributions to the Plan, as determined annually at the discretion of the Board of Directors, and are vested on a prescribed schedule. Expenses associated with contributions to the Plan were $200,000, $225,000, and $122,000, for 2007, 2006 and 2005, respectively. At December 31, 2007 and 2006, the Plan held a total of 2,392,384 and 2,607,735 shares, respectively, of our outstanding common stock, including 25,433 and 39,337 shares which had not been allocated to participants at December 31, 2007 and 2006, respectively. From time to time, we make loans to the Plan at an interest rate equal to the Prime lending rate plus 2 percentage points per annum to provide the Plan with liquidity, primarily to enable the Plan to make distributions of cash rather than shares to former employees. There were no outstanding obligations due from the plan at December 31, 2007 or December 31, 2006.

In October 1999, the Plan's 401(k) Savings and Stock Ownership Plan Committee authorized the repurchase by the Plan of up to 600,000 shares of the Company's common stock. Purchases will be made at the discretion of the Plan's trustees from time to time in the open market and through privately negotiated transactions, subject to general market and other conditions. Repurchases are intended to be financed by the Plan with its own funds and from any future cash contributions made by us to the Plan. Shares acquired will be used to provide benefits to employees under the terms of the Plan. Since the repurchase plan was authorized in October 1999, the Plan has repurchased 96,666 shares. The Plan purchased no shares during either 2007 or 2006.

We provide postretirement life insurance, supplemental pension and medical benefits for certain groups of active and retired employees. The postretirement medical plan is contributory, with contributions adjusted annually; the death benefit is noncontributory. We recognize the cost of postretirement benefits over the period in which they are earned and amortize the transition obligation for all plan participants on a straight-line basis over a 20 year period which began in 1993.

The following table sets forth a reconciliation of the beginning and ending balances of our postretirement benefits and defined benefits under our 1987 Deferred Compensation Plan described below:

For each year ended December 31,
(Dollars in thousands)

	Postretirement Benefits		Defined Benefits	
	2007	2006	**2007**	2006
Change in Benefit Obligation				
Benefit obligation at beginning of year:	**$ 5,018**	$ 6,170	**$ 326**	$ 572
Service cost	**14**	14	**-**	-
Interest cost	**290**	274	**13**	20
Participants' contributions	**-**	-	**-**	-
Amendments	**-**	-	**-**	-
Actuarial (gain) loss	**(273)**	(1,258)	**1**	(2)
Benefits paid	**(144)**	(182)	**(139)**	(264)
Benefit obligation at end of year	**$ 4,905**	$ 5,018	**$ 201**	$ 326
Change in Plan Assets				
Fair value of plan assets at beginning of year	**$ -**	$ -	**$ -**	$ -
Employer contributions	**144**	182	**139**	264
Participants' contributions	**-**	-	**-**	-
Benefits paid	**(144)**	(182)	**(139)**	(264)
Fair value of Plan assets at end of year	**$ -**	$ -	**$ -**	$ -
Funded status	**$ (4,905)**	$ (5,018)	**$ (201)**	$ (326)
Unrecognized actuarial (gain) loss (1)	**(74)**	199	**8**	14
Unrecognized transition obligation (1)	**569**	689	**-**	-
Accrued benefit cost (2)	**$ (4,410)**	$ (4,130)	**$ (193)**	$ (312)

(1) These amounts are included in accumulated other comprehensive (loss), net of tax on the balance sheets and have not yet been recognized as components of net periodic benefit cost.

(2) Amounts totaling $481,000 and $503,000 have been included in accrued employee compensation as of December 31, 2007 and 2006, respectively. The remaining balance has been included in long-term obligations as set forth in Note F.

In fiscal year 2008, we expect to recognize in net periodic pension cost, $119,000 of the unrecognized transition obligation. We do not expect to recognize any of the unrecognized actuarial gain because the $74,000 is within the 10% corridor of non-recognition.

The weighted-average discount rate used in determining the accumulated benefit obligations was 6.25%, 6.00%, and 5.50% at December 31, 2007, 2006, and 2005, respectively. For measurement purposes, an 8.50% annual rate of increase is assumed for 2007 in both the per capita cost of covered Medicare Part B health care benefits and AARP Medicare Supplemental Coverage. This rate is assumed to decrease gradually for both programs to 5.00% by 2014 and remain at that level thereafter. As of the current valuation date, all participants in the Pre-65 Continuation of Medical Coverage program are age 65 or older, therefore, no valuation is presented.

The weighted-average discount rate used in determining the accumulated benefit obligations of the defined benefit plan was 4.75%, 5.00%, and 4.50% at December 31, 2007, 2006, and 2005, respectively. Net periodic pension costs for the fiscal years ended December 31, 2007, 2006 and 2005 were determined using discount rates of 5.00%, 4.50% and 4.00%, respectively.

Net periodic postretirement and defined benefit cost for 2007, 2006 and 2005 included the following components:

(Dollars in thousands)

For each year ended December 31,	Postretirement Benefits			Defined Benefits		
	2007	2006	2005	**2007**	2006	2005
Service cost	**$ 14**	$ 14	$ 17	**$ -**	$ -	$ -
Interest cost	**290**	274	335	**13**	20	29
Recognized actuarial loss	**-**	-	51	**7**	28	30
Amortization of transition obligation	**119**	119	119	**-**	-	-
Net periodic benefit costs included in selling and administrative expenses	**$ 423**	$ 407	$ 522	**$ 20**	$ 48	$ 59

We have multiple health care and life insurance postretirement benefit programs which are generally available to executives. The health care plans are contributory (except for certain AARP and Medicare Part B coverage) and the life insurance plans are noncontributory. A portion of the life insurance benefits are fully insured through group life coverage and the remaining life benefits are self-insured. Life insurance contracts have been purchased on the lives of certain employees in order to fund postretirement death benefits to beneficiaries of salaried employees who reach age 60 with ten years of service. Proceeds from these contracts are expected to be adequate to fund our obligations. The cost of these contracts is included in the annual postretirement cost shown above.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point decrease in assumed health care cost trend rates would decrease the total of service and interest cost by $4,000 and the postretirement benefit obligation by $61,000 respectively, while a one-percentage point increase would increase the total of service and interest cost by $3,000 and the postretirement benefit obligation by $68,000, respectively.

In 1987, we adopted a deferred compensation plan (the "1987 Plan") available to certain key executives for the purpose of providing retirement benefits. Interest credited to participants' accounts is paid at retirement in the form of a monthly annuity over a period of ten years. All compensation that was deferred under the 1987 Plan has been returned to participants. In 1999, we determined that it would be advantageous to place all remaining participants in the 1987 Plan who were not currently receiving benefits into payout status, effective January 1, 2000. Participants will receive benefit payments over ten years resulting in the elimination of the Company's liability under the 1987 Plan by the end of 2009.

We use loans against the policy cash values to pay part or all of the annual life insurance premiums, except for the variable life policies. The life insurance policies state that we have the legal right of offset. The aggregate gross cash surrender value of all policies was approximately $5,484,000 and $5,256,000 at December 31, 2007 and 2006, respectively, which is included in other assets, net of policy loans aggregating approximately $2,122,000 and $2,076,000, respectively. We presently have no intention of repaying any policy loans and expect that they will be liquidated from future death benefits or by surrender of the policies. Interest on policy loans amounted to approximately $112,000, $110,000 and $151,000 in 2007, 2006, and 2005, respectively, and is included in the net costs of the various plans described above. The weighted average interest rate on policy loans was 5.3%, 5.4%, and 6.6% at December 31, 2007, 2006 and 2005, respectively.

No cash contributions in 2008 are expected for the benefit plans other than funding current benefit payments.

The following benefit payments, which reflect future service as appropriate, are expected to be paid. The benefit payments are based on the same assumptions used to measure our benefit obligations at December 31, 2007.

(Dollars in thousands)

	Postretirement Benefits	Defined Benefits
2008	$ 376	$ 105
2009	385	105
2010	391	-
2011	394	-
2012	395	-
2013 through 2017	1,930	-

H. Stock Options

In 1994, we established a directors' stock option plan pursuant to which options may be granted to non-employee directors to purchase 50,000 shares of common stock at market value on the date of grant. Options granted under this plan are for a period of five years and are immediately exercisable. No options were granted in 2007 or 2006 as all of the remaining shares of common stock available under the directors' had been granted. Options for 3,334 shares of common stock were granted under this plan during 2005.

In April 1998, our stockholders approved the Swank, Inc. 1998 Equity Incentive Compensation Plan (the "1998 Plan") which replaced the Company's prior incentive stock plans, all of which had expired by their terms. The 1998 Plan permits our Board of Directors to grant a maximum of 1,000,000 shares to key employees through stock options, stock appreciation rights, restricted stock units, performance awards and other stock-based awards. We granted options for 625,000 shares under the 1998 Plan in 2001. These shares vested immediately. No awards were granted by the Board in either 2007 or 2006. At December 31, 2007, a total of 375,000 shares of common stock remain available for future grants under the 1998 Plan. The 1998 Plan is scheduled to expire by its terms in March 2008.

The following table summarizes stock option activity for the years 2005 through 2007:

	Option Shares	Weighted Average Exercise Price
Outstanding at December 31, 2004	638,334	$ .18
Exercised	(275,000)	.17
Expired	(3,334)	2.44
Granted	3,334	1.60
Outstanding at December 31, 2005	363,334	$ .19
Exercised	(355,001)	.17
Outstanding at December 31, 2006	8,333	$ .79
Exercised	(5,000)	.73
Expired	(1,666)	.18
Outstanding at December 31, 2007	**1,667**	**$ 1.60**

For options granted in 2005, the Company used the Black-Scholes model to calculate the estimated weighted average fair values, assuming no dividends, which was approximately $1.23 using a risk-free rate of 6.5%, an expected volatility of 99% and an expected life of 5 years.

Options outstanding as of December 31, 2007 were as follows:

Exercise Price	Shares Outstanding	Weighted Average Life (Years)	Weighted Average Price	Shares Exercisable	Weighted Average Price
$1.60	**1,667**	**2.61**	**$1.60**	**1,667**	**$1.60**

At December 31, 2007 and 2006, all outstanding stock options were exercisable and the weighted-average exercise prices were $1.60 and $.79, respectively.

A summary of option activity under the stock-based compensation plans as of December 31, 2007 and changes during the year then ended is as follows:

	Number of Shares	**Weighted Average Exercise Price**	**Weighted Average Remaining Contractual Term (years)**	**Aggregate Intrinsic Value (000s)**
Outstanding at December 31, 2006	8,333	$.79	2.41	$ 64
Exercised	(5,000)	.73	-	(30)
Forfeited/ Expired	(1,666)	.18	-	(9)
Outstanding at December 31, 2007	1,667	$1.60	2.61	$ 6
Vested or expected to vest at December 31, 2007	1,667	$1.60	2.61	$ 6
Exercisable at December 31, 2007	1,667	$1.60	2.61	$ 6

All options granted under the both the 1998 Plan and the 1994 Director Plan are vested as of December 31, 2007.

The table above reflects 5,000 option shares exercised under the 1994 Director Plan at prices ranging from $.22 to $1.60 per share during the year ended December 31, 2007. At December 31, 2007, there were 1,667 option shares issued, outstanding, and exercisable at a price of $1.60 per share under the 1994 Director Plan.

I. Commitments and Contingencies

We lease certain of our warehousing, sales and office facilities, automobiles and equipment under non-cancelable long-term operating leases. Certain of the leases provide renewal options ranging from one to ten years and escalation clauses covering increases in various costs. Total rental expense amounted to $2,079,000, $2,124,000 and $2,241,000 in 2007, 2006 and 2005, respectively.

Future minimum lease payments under non-cancelable operating leases as of December 31, 2007 are as follows:

(Dollars in thousands)	
2008	$ 2,279
2009	2,307
2010	1,419
2011	166
2012	-
Thereafter	-
Total minimum payments	**$ 6,171**

We own the rights or have exclusive licenses to various patents, trademarks, trade names and copyrights in the United States and, in some instances, in certain other jurisdictions. Our "Kenneth Cole", "Tommy Hilfiger", "Nautica", "Geoffrey Beene", "Claiborne", "Tumi", "Guess?", "Ted Baker", "Chaps", "Pierre Cardin", "Donald Trump", "Steve Harvey", and "US Polo Association" licenses collectively may be considered material to our business. At December 31, 2007, we are obligated to pay minimum royalty and advertising under certain license agreements as follows: 2008 - $9,658,000; 2009 - $3,419,000; and 2010 - $2,590,000. Our license agreements generally require us to provide various forms of advertising and promotional support determined as a percentage of annual net sales of licensed merchandise and licensors generally retain audit rights for a specified period. We also pay a percentage of net sales to a consulting firm controlled by one of our directors in connection with license agreements which that firm introduced to us. Royalty payments made by us in connection with this agreement were approximately $103,000, $94,000, and $106,000 for the years ended December 31, 2007, 2006 and 2005, respectively. We regularly assess the status of our license agreements and anticipate renewing those contracts expiring in 2008, subject to the negotiation of terms and conditions satisfactory to us.

On June 7, 1990, we received notice from the United States Environmental Protection Agency ("EPA") that we, along with fifteen others, had been identified as a Potentially Responsible Party ("PRP") in connection with the release of hazardous substances at the Shpack Superfund site located in Massachusetts (the "Shpack Site"). We, along with six other PRP's, subsequently entered into an Administrative Order by Consent pursuant to which, *inter alia*, we and they undertook to conduct a remedial investigation/feasibility study (the "RI/FS") with respect to the alleged contamination at the site.

The RI/FS of the Shpack Site was completed and EPA prepared its record of decision. On August 15, 2006, we received a Special Notice letter from EPA indicating that EPA expected us, and others, to perform the Remedial Design/Remedial Action ("RD/RA") for the Shpack site. The PRP Group (of which we are a member), submitted a good faith offer letter to EPA in response to the Special Notice. The offer letter is contingent upon the PRP Group members reaching an allocation among themselves for RD/RA and past costs, including the RI/FS costs. The PRP Group members have reached a preliminary agreement on a cost sharing allocation and are preparing a Participation Agreement to address the procedure for paying for and performing the RD/RA Consent Decree obligations. We expect that the Consent Decree will be executed by the PRP Group members, the Department of Energy and the EPA during fiscal 2008. EPA estimates the total cost of the selected remedy to be approximately $43 million, which includes two response actions at the site. The first action, managed by the U.S. Army Corps of Engineers, is designed to remove radiological contamination. The second action, led by EPA, is designed to remove non-radioactive contamination. The PRP Group members that did not generate radioactive materials, including the Company, would not be responsible for participating, financially or otherwise, in the first response action. The second phase of the remediation would commence after the first phase has been completed (which we expect will be no earlier than 2009). At that time, we expect the costs to complete the RD/RA will be significantly reduced. We believe it is unlikely that this matter will have a material adverse effect on our operating results, financial condition or cash flows, and that we have adequately reserved for the potential costs associated with this site. At December 31, 2007 and December 31, 2006, we had accrued approximately $1,365,000 and $965,000, respectively for potential costs associated with this site.

In September 1991, the Company signed a judicial consent decree relating to the Western Sand and Gravel site located in Burrillville and North Smithfield, Rhode Island. The consent decree was entered on August 28, 1992 by the United States District Court for the District of Rhode Island. The most likely scenario for remediation of the ground water at this site is through natural attenuation, which will be monitored until 2017. The estimated cost of remediation by natural attenuation through 2017 is approximately $1,500,000. Based on current participation, our share of these costs is approximately $134,000. We believe that this site will not have any material adverse effect on our operating results, financial condition or cash flows based on the results of periodic tests conducted at the site, and we believe we have adequately reserved for the potential costs associated with this site.

On March 20, 2008, Sandra J. Hannan and Cheryl M. Corbett each filed an action in Superior Court, Bristol County, Massachusetts against a number of defendants, including the Company and certain members of the PRP Group. Each plaintiff has alleged, among other things, that she developed cancer as a result of exposure to substances at the Shpack Site, and is asking for unspecified damages. The Company is in the process of reviewing the allegations in the complaints and presently intends to vigorously defend these matters.

The estimated liability for costs associated with environmental sites is included in long-term obligations in the accompanying balance sheets (See Note F), exclusive of additional currently payable amounts of approximately $27,000 and $47,000 included in other current liabilities in 2007 and 2006, respectively. These amounts have not been discounted. We believe that the accompanying financial statements include adequate provision for environmental exposures.

In the ordinary course of business, we are contingently liable for performance under letters of credit which aggregated approximately $90,000 at December 31, 2007. We are required to pay a fee monthly presently equal to 2.0% per annum on the outstanding letter of credit.

We are also a party to employment agreements with certain of our executive officers that provide for the payment of compensation and other benefits during the term of each executive's employment and, under certain circumstances, for a period of time following their termination.

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. Although there can be no assurance as to the disposition of these proceedings, we do not anticipate that these matters will have a material impact on our results of operations or financial condition.

J. Promotional Expenses

Substantial expenditures for advertising and promotion are considered necessary to maintain and enhance our business and, as described in Note I to the financial statements, certain license agreements require specified levels of spending. We charge advertising costs to expense as they are incurred. Total expenditures charged to advertising and promotion expense, exclusive of cooperative advertising and display expenditures, during 2007, 2006, and 2005 were $2,790,000, $2,752,000 and $2,019,000, respectively.

K. Disclosures About Segments of an Enterprise and Related Information

We follow SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, which establishes standards for the way that public business enterprises report information about operating segments. Operating segments are defined as components of a company for which separate financial information is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and to assess financial performance. We are engaged in one business, the sale of men's accessories consisting of belts, wallets and other small leather goods, suspenders and jewelry. Our company and our customer relationships are organized around this one business segment. Our products are sold principally domestically through department stores and to a lesser extent, through specialty stores and mass merchandisers.

L. Quarterly Financial Data (unaudited)

We believe that the results of operations are more meaningful on a seasonal basis (approximately January-June and July-December) than on a quarterly basis. The timing of shipments can be affected by the availability of materials, retail sales and fashion trends. These factors may shift volume and related earnings between quarters within a season differently in one year than in another.

(Dollars in thousands except per share data)	Quarter ending			
	Mar 31	**Jun 30**	**Sep 30**	**Dec 31 (1)**
2007				
Net sales	**$ 24,988**	**$ 29,256**	**$ 31,277**	**$ 43,094**
Gross profit	**$ 8,135**	**$ 9,207**	**$ 9,863**	**$ 15,611**
Net income	**$ 93**	**$ 571**	**$ 830**	**$ 3,453**
Net income per common share – basic	**$ .02**	**$ .09**	**$ .14**	**$ .57**
Net income per common share – diluted	**$ .02**	**$ .09**	**$ .14**	**$ .57**
2006				
Net sales	$ 22,167	$ 26,447	$ 33,172	$ 37,273
Gross profit	$ 7,324	$ 8,795	$ 11,612	$ 13,659
Net income	$ 24	$ 976	$ 3,095	$ 9,894
Net income per common share – basic	$ -	$ .17	$ .52	$ 1.63
Net income per common share – diluted	$ -	$ .16	$ .51	$ 1.63

(1) Included in net income for the quarter ending December 31, 2006 is an income tax benefit adjustment of $7,810,000 associated with the release of the entire balance of our deferred tax valuation allowance which had been recorded during previous fiscal years. In accordance with the criteria established in Statement of Financial Accounting Standards No. 109, "*Accounting for Income Taxes*", we assessed the need for the valuation allowance based upon a number of factors including future reversals of existing taxable temporary differences which would enable us to offset gross deferred tax assets against gross deferred tax liabilities; the availability of taxable income in carry-back prior years (if carry-back is permitted under the tax law); tax planning strategies; and projections of future taxable income exclusive of reversing temporary differences and carry-forwards. Based upon the results of that evaluation, we determined at December 31, 2006 that it was more likely than not that our existing deferred tax assets will be fully utilized and accordingly, reversed the remaining valuation allowance.

M. Related Party Transactions

Three members of John Tulin's family are employed by us in various positions and are compensated for services rendered by them to us.

We also pay a percentage of net sales to a consulting firm controlled by one of our directors in connection with certain license agreements which that firm introduced to us. Royalty payments made by us in connection with this agreement were approximately $103,000, $94,000, and $106,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

About the Company

Swank, Inc. is a leading distributor of men's belts, leather accessories, suspenders and jewelry. We are dedicated to maintaining style and quality leadership in the broad diversity of products we market.

Our customers are primarily major retailers within the United States. Sales have become more concentrated as a result of consolidations within the retail industry. Our ten largest customers represented approximately 70% and 69% of net sales in 2007 and 2006, respectively.

In order to appeal to a large economic cross-section of the buying public, most of our collections are offered in a wide variety of styles and price ranges.

We take great pride in the strength of our consumer franchise and the brand name recognition of our products, which include "Kenneth Cole", "Tommy Hilfiger", "Nautica", "Geoffrey Beene", "Claiborne", "Guess?", "Tumi", "Chaps", "Donald Trump", "Ted Baker", "Steve Harvey", "Pierre Cardin", and "Swank". Swank also distributes men's jewelry and leather items to retailers under private labels.

Approximately 35 sales people, regional managers, and associates are engaged in the sale of our products working out of sales offices located in New York, NY and Atlanta, GA. Our main administrative headquarters and distribution facility is located in Taunton, MA and we operate 4 factory outlet stores in 4 states. We employ approximately 270 people, all located in the United States.

Corporate Information

Board of Directors	Corporate Data
John Tulin Chairman of the Board and Chief Executive Officer	**Administrative Offices and Distribution Facility** 656 Joseph Warner Boulevard Taunton, MA 02780
Eric P. Luft President	**Executive and National Sales Offices** 90 Park Avenue New York, NY 10016
James E. Tulin Senior Vice President-Merchandising	**International Division Sales Offices** 90 Park Avenue New York, NY 10016
John J. Macht The Macht Group, Retail and Marketing Consultants	**Regional Sales Offices** Atlanta and New York
Raymond H. Vise Retired Senior Vice President	**General Counsel** Troutman Sanders LLP 405 Lexington Avenue New York, NY 10174
Michael M. Rubin mRm & Associates, Management Consultants	**Independent Registered Public Accountants** BDO Seidman, LLP 150 Federal Street Boston, MA 02110
	Transfer Agent and Registrar American Stock Transfer & Trust Company 6201 15th Avenue Brooklyn, NY 11219

Corporate Officers

John Tulin Chairman of the Board and Chief Executive Officer	**Eric P. Luft** President	**James E. Tulin** Senior Vice President- Merchandising
Paul Duckett Senior Vice President- Distribution and Retail Store Operations	**Jerold R. Kassner** Executive Vice President- Chief Financial Officer Secretary and Treasurer	**Melvin Goldfeder** Senior Vice President- Special Markets
William F. Rubin Senior Vice President— Regional Sales	**Arthur T. Gately, III** Vice President- Administration	**Christine J. Tulin** Vice President- Merchandising

END

CORPORATE INFORMATION

BOARD OF DIRECTORS

John Tulin
Chairman of the Board and Chief Executive Officer

Eric P. Luft
President

James E. Tulin
Senior Vice President-Merchandising

John J. Macht
The Macht Group, Retail and Marketing Consultants

Raymond H. Vise
Retired Senior Vice President

Michael M. Rubin
mRm & Associates, Management Consultants

CORPORATE DATA

Administrative Offices and Distribution Facility
656 Joseph Warner Boulevard
Taunton, MA 02780

Executive and National Sales Offices
90 Park Avenue
New York, NY 10016

International Division Sales Offices
90 Park Avenue
New York, NY 10016

Regional Sales Offices
Atlanta and New York

General Counsel
Troutman Sanders LLP
405 Lexington Avenue
New York, NY 10174

Independent Registered Public Accountants
BDO Seidman, LLP
150 Federal Street
Boston, MA 02110

Transfer Agent and Registrar
American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, NY 11219

CORPORATE OFFICERS

John Tulin
Chairman of the Board and
Chief Executive Officer

Eric P. Luft
President

James E. Tulin
Senior Vice President-
Merchandising

Paul Duckett
Senior Vice President-
Distribution and
Retail Store Operations

Jerold R. Kassner
Executive Vice President-
Chief Financial Officer
Secretary and Treasurer

Melvin Goldfeder
Senior Vice President-
Special Markets

William F. Rubin
Senior Vice President—
Regional Sales

Arthur T. Gately, III
Vice President-
Administration

Christine J. Tulin
Vice President-
Merchandising

END